

16013544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2016

Washington DC 409

SEC FILE NUMBER
8-46909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 South Revere Parkway
(No. and Street)

Centennial	Colorado	80112-3992
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Huskey 303-705-6134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Huskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE COURTNEY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20014023507
MY COMMISSION EXPIRES AUGUST 26, 2017

Notary Public

Signature

Treasurer and Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCAdvisors Network Inc.

Statement of Financial Condition

December 31, 2015

Filed as PUBLIC information pursuant to rule 15a-5(d) under the Securities Exchange Act of 1934.

TCAdvisors Network Inc.

December 31, 2015

Filed as PUBLIC information pursuant to rule 15a-5(d) under the Securities Exchange Act of 1934.

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

We have audited the accompanying statement of financial condition of TCAdvisors Network Inc. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Denver, Colorado
February 24, 2016

TCAdvisors Network Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	311,748
Clearing agent deposit		100,000
Commissions and fees receivable		575,470
Prepaid expenses		14,340
Property and equipment, net		700
Total assets	$	1,002,258

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and other liabilities, Affiliated	$	39,251
Accrued expenses		4,097
Total liabilities		43,348
Commitments and Contingencies (Note 5)		
Stockholders' Equity		
Common stock, $0.01 par value; authorized 1,000,000 shares; issued and outstanding 912,752 shares		9,128
Additional paid-in capital		696,555
Retained earnings		253,227
Total stockholders' equity		958,910
Total liabilities and stockholders' equity	$	1,002,258

TCAdvisors Network Inc.

Notes to Statement of Financial Condition

December 31, 2015

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

TCAdvisors Network Inc. (the "Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is incorporated under the laws of the state of Colorado.

The Company is commonly controlled by the largest shareholder of Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation ("TCA Financial"), and Trust Company of America ("Trust Company").

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a fully disclosed broker/dealer. All trades are transacted through clearing brokers.

Summary of Significant Accounting Policies

The Company follows United States of America Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition results.

Use of Estimates

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company's stockholders have elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law. Therefore, taxable income or loss is reported to the individual stockholders for inclusion in the individuals' respective tax returns and no provision for federal and state income taxes is included in the statement of financial condition.

ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-

not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions. The Partnership files income tax returns in U.S. federal jurisdiction, and various states. The current and prior two tax years remain subject to examination by U.S. federal and most state tax authorities.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued, noting none.

Note 2: Clearing Agent Deposit

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement.

Note 3: Related-party Transactions

Pursuant to an expense allocation agreement between the Company and Trust Company, the Company's financial statements reflect the pro-rata allocation of costs incurred for occupancy costs, operations and administrative support, in addition to certain network services. The allocations are based on a ratio of the number of employees of TCAN to the total number of employees occupying the facilities, or may be allocated based on some other calculation as agreed upon by the Parties. Officer salaries and expense items related to IT and disaster recovery are allocated based on analysis of the amount of time and resources that the Company uses. The expense sharing agreement was amended on July 1, 2015 to clarify the types of expenses that are included. In exchange for the shared services, the Trust Company charges the Company a monthly fee. At December 31, 2015, the Company had accounts payable of $39,251 to the Trust Company.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $368,400, which was $318,400 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.12 to 1 at December 31, 2015.

Note 5: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the statement of financial condition.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Concentrations, Credit Risk and Off Balance Sheet Risk

The Company's cash demand deposits are held at a financial institution and insured by the FDIC up to $250,000. At December 31, 2015 the Company's cash accounts exceeded federally insured limits by approximately $61,750.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company does not open or establish accounts on behalf of its customer and does not clear its own securities and futures transactions. The customer has pre-established securities and/or futures accounts with a clearing broker for this purpose. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information. When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk. As such, any risk associated with concentration of credit is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

The company has a shared services agreement with Trust Company, a related party. The Company's overhead costs could be directly impacted if the shared services agreement with Trust Company expired or the financial condition of Trust Company deteriorated.

Note 6: Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be

estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.